ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders

of Endeavour Silver Corp. (the "Company")

Held on May 12, 2022 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	74,416,771
Total outstanding Shares as at Record Date	170,817,507
Total % of Shares Voted	43.57%

MATTERS VOTED UPON		VOTING RESULTS
1.	Fix Number of Directors To fix the number of directors of the Company at eight.	Vote by show of hands
2.	Election of Directors	Vote by show of hands
	To elect the following nominees as directors of the Company until the Company's next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy

	Margaret M. Beck	44,199,571 (95.78%)	1,947,032 (4.22%)
	Ricardo M. Campoy	44,287,849 (95.97%)	1,858,754 (4.03%)
	Bradford J. Cooke	42,952,074 (93.08%)	3,194,529 (6.92%)
	Daniel Dickson	45,220,569 (97.99%)	926,034 (2.01%)
	Amy Jacobsen	45,163,634 (97.87%)	982,969 (2.13%)
	Rex J. McLennan	42,409,137 (91.90%)	3,737,465 (8.10%)
	Kenneth Pickering	44,867,006 (97.23%)	1,279,596 (2.77%)
	Mario D. Szotlender	44,085,535 (95.53%)	2,061,067 (4.47%)
Outcome: Each of the eight nominees proposed by management was elected as a director of the Company.
3.	Appointment of Auditor and fixing of Auditor's Remuneration	Vote by show of hands
To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration
Outcome: KPMG LLP was appointed auditor of the Company until the Company's next Annual General Meeting and the directors of the Company were authorized to fix the auditor's remuneration.